October 2, 2017	TSX.V - GIGA

Giga appoints David Tupper as Manager of Geology

(Vancouver) – Mark Jarvis, CEO of Giga Metals Corp., trading symbol – GIGA - today announced the appointment of David Tupper as Manager of Geology.

Mr. Tupper has over 32 years of mineral exploration experience, which includes managing the identification, acquisition and execution of numerous high quality, early stage to large-scale drill exploration projects. He has experience exploring for base metals, uranium, gold, and coal in a wide variety of geological settings in North, Central and South America, as well as Asia. David is a Qualified Person under National Instrument 43-101.

“I am excited to be joining the team at Giga Metals,” said Mr. Tupper. “The Turnagain Project is a substantial core asset, and I am also interested in helping with the search for more quality battery materials assets to add to the Company’s portfolio.”

“We are very happy to welcome Mr. Tupper to the team,” said Mr. Jarvis. “He is a seasoned and generative geoscientist who understands our corporate mission.”

Mr. Jarvis also announced that Giga Metals has granted 100,000 options to Mr. Tupper with a strike price of $0.40 and a term of five years.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
GIGA METALS CORPORATION
Tel – 604 681 2300

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